Mail Stop 4561

December 12, 2008

Rodney Brewer
President
Digital Yearbook, Inc.
848 N. Rainbow Blvd. #2096
Las Vegas, NV 89107

> **Re:** **Digital Yearbook, Inc.**
> **Form 8-K filed on December 11, 2008**
> **File No. 000-52917**

Dear Mr. Brewer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on December 11, 2008

1.   Please amend your filing to identify the financial statements that should no longer be relied upon as required by Item 4.02 (b) (2) to the Form 8-K. Please note that the Form 8-K must specifically state that the financial statements should "no longer be relied upon" along with an identification of the financial statements and years or period covered that should no longer be relied upon.

2.   Please note that as a result of the notice from your independent accountant requiring disclosure under paragraph (b) of Item 4.02 pursuant to Form 8-K, you must amend your Form 8-K by filing the independent accountant's letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in this Item 4.02 and, if not, stating the respects

in which it does not agree. This letter must be filed as an exhibit to the amended Form 8-K no later than two business days after your receipt of the letter. We refer you to paragraph (c) of Item 4.02 pursuant to Form 8-K.

3.   In light of the disclosure provided in your Form 8-K, your previously issued financial statements for the periods ending June 30, 2008 and September 30, 2008 do not comply with the requirements of Article 10 of Regulation S-X. In this regard, the financial statements described in the Article shall be reviewed by independent auditors. Tell us when you intend to amend your previously issued financial statements as reviewed.

4.   Please amend your filing to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in your Form 8-K as required by Item 4.02 (b) (4) to the Form 8-K.

5.   Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures for the periods impacted by the amendment. In addition, please confirm to us that you plan to address this reconsideration in light of the amendment and the related conclusions in the filings containing the reviewed financial statements.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jason Niethamer at (202) 551- 3855.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief